Exhibit 17

January 17, 2013

Mr. Michael Salaman, CEO
Skinny Nutritional Corp
1100 East Hector Street
Suite #391
Conshohocken, PA 19428

Dear Michael,

This will confirm that I am today resigning from my position as a member of the Board of Directors, and any related committees and/or duties, of Skinny Nutritional Corporation ( the "Company"), effective immediately.

I am doing so because I do not have confidence that I am being kept informed of facts and events that involve the Company, and bear directly on my responsibilities as a Director of the Company. Specifically and by way of example, it was only well after the fact that I was told that (i) the Company's D & O insurance coverage had been allowed to lapse for non-payment of premium, and (ii) a lawsuit had been filed against the Company in July, 2012 alleging fraud, misrepresentation and unfair trade practices in connection with the plaintiff's purchase of the Company's shares. I am greatly concerned that there may have been other critical facts and circumstances in the past, and may be others in the future, which will also not be brought to my attention in a timely fashion, if at all.

Please convey my best wishes to the Board for the future success of the Company.

Sincerely
/s/ Michael Zuckerman
Michael Zuckerman

191 s. gulph road | king of prussia, pennsylvania 19406 | p 610.962.0100 f 610.962.1080 | www.zh-inc.com